Filed by: First Busey Corporation

(Commission File No.: 000-15950)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: CrossFirst Bankshares, Inc.

(Commission File No.: 001-39028)

Date: August 28, 2024

The following communication was sent to certain investors by First Busey Corporation on August 28, 2024:

First Busey Corporation and CrossFirst Bankshares, Inc. Announce Transformative Partnership

Hello,

On August 27, 2024, First Busey announced a transformative partnership with CrossFirst Bankshares. We are pleased to share a few highlights below, including links to the press release, investor presentation and informational webcast.

We would be happy to set a time to connect if you have questions or would like additional insight. Simply reply to this email and we'll coordinate a time for you to meet with First Busey leadership.

Thank you for your interest in First Busey.

Announcement Highlights

•	Strategically compelling

○	With $20B+ in assets, the combined organization is expected to benefit from significant economies of scale and an enhanced growth profile entering the markets of Kansas City, Dallas, Denver, Phoenix, Oklahoma City, and Wichita
○	Combines Busey’s low-cost funding base and high-quality commercial portfolio with CrossFirst’s attractive markets and commercial loan engine
○	Expands Busey's regional operating model into attractive new markets serving CrossFirst's client base, which is particularly well-suited for Busey's wealth management and payment technology solutions offerings

•	Financially attractive

○	Minimal TBV dilution of -0.6% with an expected earnback period of ~6 months
○	20%+ EPS accretion in 2026 excluding one-time merger charges, and 16%+ when further excluding rate marks

•	Maintaining fortress balance sheet

○	Pro forma capital ratios at closing significantly above well-capitalized thresholds: 9.6% leverage, 11.0% CET1, 14.1% total risk-based capital
○	The company will be well-positioned for future growth with a combined loan-to-deposit ratio of 86% and C&D/CRE concentration ratios of 60%/250% at closing

•	Leadership Continuity to Navigate Partnership and Beyond

○	Van Dukeman to continue as Executive Chairman and CEO of First Busey and Executive Chairman of Busey Bank
○	CrossFirst President & CEO Mike Maddox to assume role of Executive Vice Chairman & President of First Busey and CEO of Busey Bank at closing
▪	Mike will succeed Van as CEO of First Busey on the earlier of the 1-year anniversary of the bank merger or 18-month anniversary of the holding company merger, with Van remaining Executive Chairman of both First Busey & Busey Bank

Remaining pro forma executive management team to be a combination of Busey and CrossFirst executives, uniting strengths of both companies

Announcement Press Release	Investor Presentation	Informational Webcast

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Busey's and CrossFirst's beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as "believe," "expect," "anticipate," "plan," "intend," "outlook," "estimate," "forecast," "project," "should," "may," "will," “position,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; First Busey Corporation ("Busey") and CrossFirst Bankshares, Inc. ("CrossFirst") do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Busey and

CrossFirst. Such statements are based upon the current beliefs and expectations of the management of Busey and CrossFirst and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Busey or CrossFirst; the possibility that the proposed transaction will not close when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Busey and CrossFirst to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Busey and CrossFirst do business; certain restrictions during the pendency of the proposed transaction that may impact the parties' ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate CrossFirst's operations and those of Busey; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Busey's and CrossFirst's success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Busey's issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Busey and CrossFirst to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; changes in interest rates and prepayment rates of Busey's or CrossFirst's assets fluctuations in the value of securities held in Busey's or CrossFirst's securities portfolio; concentrations within Busey's or CrossFirst's loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; the level of non-performing assets on Busey's or CrossFirst's balance sheets; the strength of the local, state, national, and international economy; risks related to the potential impact of general economic, political and market factors or of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, droughts on the companies or the proposed transaction; the economic impact of any future terrorist threats or attacks, widespread disease or pandemics or other adverse external events that could cause economic deterioration or instability in credit markets; changes in state and federal laws, regulations, and governmental policies concerning Busey's or CrossFirst's general business; changes in accounting policies and practices; increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; breaches or failures of information security controls or cybersecurity-related incidents; changes in technology and the ability to develop and maintain secure and reliable electronic systems; the loss of key executives or associates; changes in consumer spending; unexpected outcomes of existing or new litigation, investigations, or inquiries involving Busey (including with respect to Busey's Illinois franchise taxes) or CrossFirst; other factors that may affect future results of Busey and CrossFirst and the other factors discussed in the "Risk Factors" section of each of Busey's and CrossFirst's Annual Report on Form 10-K for the year ended December 31, 2023, in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of each of Busey's and CrossFirst's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and other reports Busey and CrossFirst file with the U.S. Securities and Exchange Commission (the "SEC").

Additional Information and Where to Find It

In connection with the proposed transaction, Busey will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Busey and CrossFirst, which also constitutes a prospectus of Busey, that will be sent to stockholders of Busey and CrossFirst seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF BUSEY AND CROSSFIRST AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BUSEY, CROSSFIRST AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Busey and CrossFirst, without charge, at the SEC's website (http://www.sec.gov [info.busey.com]). Copies of documents filed with the SEC by Busey will be made available free of charge in the "SEC Filings" section of Busey's website, https://ir.busey.com [info.busey.com]. Copies of documents filed with the SEC by CrossFirst will be made available free of charge in the "Investor Relations" section of CrossFirst's website, https://investors.crossfirstbankshares.com [info.busey.com].

Participants in Solicitation

Busey, CrossFirst, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Busey's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2024, and certain other documents filed by Busey with the SEC. Information regarding CrossFirst's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 26, 2024, and certain other documents filed by CrossFirst with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Busey Bank, 100 W. University Ave., Champaign, Illinois 61820